

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 30, 2009

Mr. John Garrison
Chief Financial Officer
Empire Energy Corporation International
4500 College Blvd., Suite 240
Leawood, Kansas 66211

Re: **Empire Energy Corporation International**
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed April 9, 2008
File No. 1-10077

Dear Mr. Garrison:

    We have completed our review of your filing and do not, at this time, have any further comments.

                    Sincerely,

                    Karl Hiller
                    Branch Chief